EXHIBIT 99.2
Media release

Rio Tinto and POSCO sign climate MOU

08 July 2021

LONDON--(BUSINESS WIRE)--Rio Tinto and POSCO, the largest steel producer in South Korea and one of the world’s leading steel producers, have signed a Memorandum of Understanding (MoU) to jointly explore, develop and demonstrate technologies to transition to a low-carbon emission steel value chain.

The partnership will explore a range of technologies for decarbonisation across the entire steel value chain from iron ore mining to steelmaking, including integrating Rio Tinto’s iron ore processing technology and POSCO’s steelmaking technology.
The MoU with POSCO underlines Rio Tinto’s commitment to working in partnerships with customers on steel decarbonisation pathways and to invest in technologies that could deliver reductions in steelmaking carbon intensity of at least 30% from 2030 or with potential to deliver carbon neutral steelmaking pathways by 2050. Both Rio Tinto and POSCO share the ambition to reach net zero carbon emissions by 2050.
As one of South Korea’s leading industrial companies, POSCO’s efforts to decarbonise will play an important role in achieving the country’s recently announced ambition to become carbon-neutral by 2050, which has inspired Korean companies to accelerate decarbonisation activities.
Rio Tinto Chief Commercial Officer Alf Barrios said: “This partnership with POSCO, a valued and long-standing customer, demonstrates our combined commitment to working together to identify ways to reduce emissions across the steel-making process. The agreement also complements Rio Tinto‘s partnerships with other customers as the industry focusses on developing technologies that support the transition to a low-carbon economy.”
POSCO’s Head of Steel Business Unit, Hag-Dong Kim, said: “Tackling climate change is a critical item in achieving sustainable development for a better future. On the journey to achieving carbon neutrality with Rio Tinto, we can play an important role of finding a way to build a low-carbon steel industry”
About Rio Tinto
Rio Tinto produces materials that are essential to human progress. We have publicly acknowledged the reality of climate change for over two decades and have reduced our emissions footprint by over 30 per cent in the decade to 2020.
We have set ambitious emissions targets to reduce our carbon intensity by a further 30% and our absolute emissions by a further 15% by 2030, alongside establishing a $1 billion fund to invest in climate related projects. These targets will bring us a step closer to achieving our long-

term goal of becoming net zero emissions by 2050 (which includes emissions from shipping of our products).
In 2021, we also outlined our new scope 3 goals, which include working in partnerships with customers on steel decarbonisation pathways through investing in technologies that could deliver reductions in steelmaking carbon intensity of at least 30% from 2030 and investing in breakthrough technologies with potential to deliver (i) carbon neutral steelmaking pathways by 2050; and/or (ii) zero-carbon aluminium.
As part of our climate strategy, we have entered into partnerships with the world’s largest steel producer, China Baowu Steel Group, one of China’s most prestigious and influential universities, Tsinghua University, and Japan’s largest steel producer, Nippon Steel Corporation, to develop and implement new methods to reduce carbon emissions and improve environmental performance across the steel value chain.
About POSCO
POSCO is the world’s leading steel-making company established in 1968. POSCO has two steelworks in Pohang and Gwangyang, South Korea. Recognised by World Steel Dynamics as the most competitive steelmaker for 10 consecutive years, POSCO is devoted to the company’s management philosophy, 'Corporate Citizenship: Building a Better Future Together'.
POSCO plans to utilise carbon risk as an opportunity, overcoming its inevitable need for CO2 emission. Through innovative technologies, such as CCUS (Carbon Capture, Utilization and Storage), and hydrogen-based steelmaking, POSCO aims to equip itself with ‘low carbon competitiveness’ which enables providing ‘green steel’.

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877

Media Relations, Australia
Jonathan Rose
M +61 447 028 913

Matt Chambers
M +61 433 525 739

Jesse Riseborough
M +61 436 653 412

Investor Relations, Australia
Natalie Worley
M +61 409 210 462

Amar Jambaa
M +61 472 865 948

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

riotinto.com